



14049345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VTB CAPITAL INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue, 23rd Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Zak **(646) 527-6363**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Stephen Zak**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VTB Capital Inc.** , as of **DECEMBER 31, 2013,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except the following:

NONE

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VTB CAPITAL INC.
DECEMBER 31, 2013

TABLE OF CONTENTS



CITRIN COOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
VTB Capital Inc.

We have audited the accompanying statement of financial condition of VTB Capital Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and Regulation 1.10 under the Commodities Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VTB Capital Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2014

VTB CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

	Note	
Cash		$ 18,476,673
Due from customers	7	3,013,820
Due from clearing broker		181,417
Interest receivable		1,522
Prepaid expenses		379,183
Software, less accumulated amortization of $7,615		2,539
Deposits	4	1,511,830
Deferred tax asset	5	1,264,944
Due from related party	7	4,921,351
TOTAL ASSETS		$ 29,753,279

LIABILITIES AND STOCKHOLDER'S EQUITY

	Note	
Liabilities:		
Accounts payable		$ 1,315
Due to customers	7	6,979,727
Accrued expenses	3	9,903,117
Corporate income taxes payable	5	293,447
Due to related party		55,789
Total liabilities		17,233,395
Commitments and contingencies	4, 8, and 9	
Stockholder's equity:		
Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding		4,400
Additional paid-in capital		10,995,600
Retained earnings		1,965,228
		12,965,228
Less: unexpired incentive plan benefit	9	(445,344)
Total stockholder's equity		12,519,884
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 29,753,279

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

VTB Capital Inc. (the "Company") is a wholly-owned subsidiary of VTB Capital IB Holding, LLC (the "Parent"), which is based in Moscow. The Company was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On December 10, 2013, the Company also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and was approved as a member of the National Futures Association.

The Company has entered into an agreement with VTB Capital, plc ("VTB UK"), a direct subsidiary of the Parent, to effect certain securities transactions with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6") (the "Service Level Agreement"). In addition, as more fully described in Note 7, the Company, on behalf of VTB UK, distributes research reports to build an institutional investor client base on behalf of VTB UK. Virtually all of the Company's revenues are derived from its research services provided under the Service Level Agreement. The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with a registered clearing firm for the purpose of purchasing and selling of U.S. equity and debt securities pursuant to (k)(2)(ii) of Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition

Revenue consists of the reimbursement of costs incurred and agreed-upon mark-ups on work performed pursuant to agreements with affiliated parties. Revenue is recognized as eligible costs are incurred.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-based compensation

Certain employees of the Company are permitted to participate in the VTB Capital Plc Incentive Plan (the "Incentive Plan"). The Incentive Plan is accounted for in accordance with current accounting for share-based payments, which requires companies to recognize an expense for stock-based compensation in the statement of income. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards.

Bonus awards

Certain employees of the Company are awarded bonuses for performance which will be payable in cash and deferred over a three year period. The Company records a liability for the awards as the terms of the award are met and also providing that the respective employees continue their employment.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. Except as disclosed in Notes 4 and 9, the Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2013:

Accrued compensation	$ 8,673,313
Professional fees	29,600
Deferred rent	962,316
Accrued rent tax	27,108
Contribution payable to 401(k) plan	151,866
Other	58,914
	$ 9,903,117

NOTE 4. COMMITMENTS AND CONTINGENCIES

Operating lease

The Company leases office space under an operating sublease with VTB Capital Property Services, Inc. ("VTBCP"), an entity related by common ownership, that expires in 2022. The sublease for the premises is under the same terms as VTBCP's lease with the landlord. VTB UK has guaranteed performance of the lease obligation to the landlord.

Under generally accepted accounting principles rent is recognized on a straight-line basis over the term of the lease. The difference between the straight-line rent expense and the cash payment is reported as deferred rent in the accompanying financial statement. The approximate minimum future rental payments required as of December 31, 2013, over the initial term of the sublease are as follows

Year ending December 31:	
2014	$ 1,429,000
2015	1,429,000
2016	1,429,000
2017	1,454,000
2018	1,528,000
Thereafter	5,729,000
	$ 12,998,000

At December 31, 2013, the Company's letter of credit in the amount of $1,429,236, in favor of the landlord remained in place. The letter of credit is collateralized by a bank account restricted for that purpose amounting to approximately $1,470,000. The letter of credit expires in November 2014.

NOTE 4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Employee arrangements

The Company maintains a number of compensation arrangements with employees whereby employees can be granted various incentive-based awards payable in cash. Generally, under the Company's incentive compensation plans, awards granted are payable over stipulated time frames provided that the employees continue their employment with the Company throughout the period. The following table summarizes the status of the Company's incentive compensation plan awards payable in cash as of December 31, 2013.

Through December 31, 2013, total amounts awarded and not yet fully expensed - (including $5,451,850 awarded in February 2014)	$ 10,522,360
Total awards recognized in operating expenses through December 31, 2013	8,566,669
Total awards to be recognized in operating expenses subsequent to December 31, 2013, pursuant to the terms of the plans provided employees are employed through the relevant award periods	$ 1,955,691

NOTE 5. INCOME TAXES

At December 31, 2013, the Company recorded a deferred tax asset of approximately $1,265,000, which relates primarily to accrued bonus compensation and the straight-line rent, which are not yet deductible for tax purposes. The deferred tax asset is recorded net of a valuation allowance of approximately $200,000 which was recorded in 2013. The valuation allowance is related to differences between the book and tax treatment of the Incentive Plan (Note 9).

At December 31, 2013, the Company determined that it has no uncertain tax positions as defined in FASB ASC 740.

The Company's income tax returns are subject to U.S. federal, state, and local examinations by taxing authorities for all years since inception.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirements is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2013, the Company had net capital of approximately $8,404,000, which exceeded its required net capital by approximately $8,154,000.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company has entered into a number of agreements with VTB UK (including the Service Level Agreement) pursuant to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States related financial products and to provide sales and distribution coverage and other services to such institutional investors.

Pursuant to such agreements, the Company provides assistance to VTB UK so that VTB UK may provide certain research reports to, and effect certain securities transactions with, institutional investors. These services are more specifically set forth within the agreements and generally provide that the Company will be reimbursed for its agreed-upon costs and receive a 10% markup based on the total of such costs, as defined.

Note 4 discusses the Company's leasing arrangements with VTBCP.

During 2013, the Company received advances from VTB UK amounting to $21,000,000. In addition, VTB UK charged the Company $892,115 for services provided to the Company.

The Company operates as a broker-dealer pursuant to the exemption under SEC Rule 15c3-3(k)(2)(i) and acts as an intermediary for VTB UK pursuant to SEC Rule 15a-6. As such, the Company records trades that fail on the statement of financial condition.

At December 31, 2013, amounts due from VTB UK consisted of the following:

Securities failed to receive (a)	$ (3,013,820)
Securities failed to deliver (a)	6,979,727
Other net amounts due from VTB UK	955,444
	$ 4,921,351

(a) In the Company's role as an intermediary between VTB UK and certain of VTB UK's customers, the Company is required to reflect and record unsettled transactions as fails to receive or fails to deliver, with a corresponding amount due to or due from customers.

NOTE 8. INDEMNIFICATION

During 2013, the Company conducted business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to the agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

In connection with the agreement, the Company has funded a deposit of $100,000.

NOTE 9. STOCK-BASED COMPENSATION

During January 2012, the Company's ultimate parent, JSC VTB Bank ("VTB Bank"), approved the Incentive Plan (see Note 2). The Incentive Plan provides for the grant of either conditional awards or "Zero Strike Price Options" for the acquisition of VTB Bank, London Stock Exchange ("LSE") listed global depository receipts ("GDRs") to eligible employees, as defined in the Incentive Plan. The first awards were made in February 2012.

Under the terms of the Incentive Plan, the selected employees are granted Zero Strike Price Options to purchase GDRs exercisable over ten years from each respective grant date. The vesting conditions require that an employee remains in service for a certain vesting period to receive the GDRs award. The awarded GDRs vest gradually in three equal installments over the vesting periods of one, two and three years, subject to the employee's continuous employment with the Company during the relevant vesting period. An award, or a portion of it, may be forfeited if the employee terminates employment before the end of the relevant vesting period, voluntarily or subject to certain other conditions as described in the Incentive Plan rules. The number of GDRs to be received is determined by reference to a fixed monetary value communicated to employees on the grant date and a weighted average market price for the GDRs on the grant day. At December 31, 2013, the total value of the outstanding awards granted under the Incentive Plan was $1,241,002, represented by 241,709 GDRs of VTB Bank. Each GDR represents 2,000 VTB Bank shares.

NOTE 9. STOCK-BASED COMPENSATION (CONTINUED)

Details of options transactions during the year are as follows:

	Number of stock options
Outstanding at the beginning of the year	54,704
Granted during the year	204,826
Forfeited during the year	-
Exercised during the year	(17,821)
Expired during the year	-
Outstanding at the end of the year	241,709
Exercisable at the end of the year	414

The weighted average fair value of awards granted in the year was $3.75, based on market price on the grant day, February 8, 2013.

The exercise price for all awards outstanding both at the beginning and end of the year, as well as those granted and exercised during the year, and exercisable at December 31, 2013, was nil.

The weighted average remaining contractual life for the awards as at December 31, 2013 is 0.67 years.

The weighted average share price of the GDRs listed on the LSE during 2013 was $3.026.

The Company's policy is to reimburse its affiliate for the cost of purchasing the shares under the Incentive Plan. The shares are purchased on the LSE.

The Company has accrued a liability to VTB UK for GDRs awarded in February 2014, amounting to $296,250, that relates to services provided by employees in 2013.

NOTE 10. 401(K) SAVINGS PLAN

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's Board of Directors. Management has determined that it will contribute approximately $150,000 to the plan for the year ended December 31, 2013.